Exhibit 12

Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2003

	Three Months Ended
	December 31

	2003	2002

	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$47,413	$41,269
Add:
Portion of rents representative of the interest factor	890	880
Interest on debt & amortization of debt expense	17,335	15,479

Income as adjusted	$65,638	$57,628

Fixed charges:
Interest on debt & amortization of debt expense (1)	$17,335	$15,479
Capitalized interest (2)	164	150
Rents	2,671	2,639
Portion of rents representative of the interest factor (3)	890	880

Fixed charges (1)+(2)+(3)	$18,389	$16,509

Ratio of earnings to fixed charges	3.57	3.49